EXCLUSIVE RIGHT TO LEASE AGREEMENT (MISSOURI)

THIS AGREEMENT is made by and between SECURED INVESTMENT RESOURCES FUND, L.P. II, a Delaware limited partnership (“OWNER”) and WINBURY REALTY OF KANSAS CITY, INC. (“BROKER”). By this Agreement OWNER retains and appoints BROKER as OWNER’S Exclusive Agent to assist OWNER with the lease by OWNER of the property described herein (“Property”). OWNER and BROKER expressly agree that BROKER shall have the sole and exclusive right to lease the Property during the term of this Agreement. OWNER agrees to refer all inquiries and prospects OWNER may receive, directly or indirectly, to BROKER, and OWNER hereby gives permission to BROKER to enter the property at reasonable times to show it to prospects.

I.	GENERAL DESCRIPTION OF PROPERTY LEASE PRICE LEASE TERMS.

a	Legal Description: To be attached

b	Street Address of Property: 507-579 SE Melody Lane, Lee’s Summit, MO 64063

c.	Lease Price: $11.00sq. ft. to $14.00 sq. ft.

d.	Lease Terms: NNN

e.	Other Important Terms under which Property is to be leased: All leases will be subject to review and approval by Landlord prior to lease execution.

2. TERM OF AGREEMENT. This Agreement shall begin March 1, 2005 and shall continue until midnight February 28, 2006. The Landlord has the right to terminate 30 days after given notice.

3. Agency Disclosure. Attached hereto and incorporated by reference an Agency Disclosure Addendum notifying OWNER of the alternative agency relationship applicable to this Agreement. Owner confirms it has read and signed the Addendum and confirms receiving the Missouri Broker Disclosure Form.

OWNER consents to BROKER’S DUAL AGENCY	______(OWNER’S initials)

OWNER consents to BROKER as TRANSACTIONAL BROKER	______(OWNER’S initials)

OWNER consents to the DESIGNATED AGENT below	/s/JA (OWNER’S initials)

Name of Designated Agent designated by BROKER:	Anita Bates

_________________
Signature of Broker

NOTICE TO OWNER:

MISSOURI LAW PRESUMES THAT, ABSENT SOME OTHER RELATIONSHIP BEING ESTABLISHED, A LICENSEE WORKING WITH A TENANT REPRSENTS THE TENANT. AS A RESULT, ANY LICENSEE WORKING WITH A TENANT MAY BE REQUIRED TO DSICLOSE ANY INFORAMTION GIVEN TO THEM BY OWNER.

4.   BROKER’S DUTIES. (a) BROKER agrees to use reasonable efforts to lease the Property at the lease price and at the terms stated above or later agreed upon by OWNER and tenant. In furtherance of its duties, BROKER will (1) Perform the terms of this Agreement; (2) Exercise reasonable skill and care for OWNER; (3) Promote the interests of OWNER with the utmost good faith, loyalty, and fidelity, including: (a) seeking a price and terms which are acceptable to OWNER, except that BROKER shall not be obligated to seek additional offers to lease the Property while the Property is subject to a lease or letter of intent to lease; (b) presenting all written offers to and from OWNER in a timely manner regardless of whether the Property is subject to a lease or letter of intent to lease; (c) disclosing to OWNER all adverse material facts actually known or that should have been known by BROKER; and (d) advising OWNER to obtain expert advice as to material matters about which BROKER knows but the specifics of which are beyond the expertise of BROKER; (4) Account in a timely manner for all money and property received; (5) Comply with all requirements of §§ 339.710 to 339.860 R.S.Mo., subsection 2 of §339.10 R.S.Mo., and any rules and regulation promulgated pursuant to those sections; and (6) comply with any applicable federal, state, and local laws, rules, regulations, and ordinances, including fair housing and civil rights statutes and regulations. BROKER may show properties not owned by OWNER to prospective tenants and may list competing properties for sale or lease without breaching any duty or obligations to OWNER. BROKER shall cooperate with Property Manager and Owner in investigating all prospective tenants in accordance with credit standards approved by Owner, and shall not present any person not meeting those standards. At the request of Property Manager and/or Owner, BROKER shall cooperate with Property Manager to obtain a personal or other guaranty regarding any prospective tenant.

(b) BROKER shall not disclose any confidential information about OWNEWR unless disclosure is required by statute, rule or regulation or failure to disclose the information would constitute a misrepresentation or unless disclosure is necessary to defend BROKER or an affiliated licensee against an action of wrongful conduct in a n administrative or judicial proceeding or before a professional committee. BROKER owes no duty or obligations to OWNER except that BROKER shall disclose to any customer all adverse material facts actually known or that should have been known by BROKER. BROKER owes no duty to conduct an independent inspection or discover any adverse material facts for the benefit of the customer and owes no duty to independently verify the accuracy or completeness of any statement made by OWNER or any independent inspector.

(c) BROKER and an affiliated licensee owe no further duty or obligation to OWNER after termination, expiration, completion or performance of this Agreement, except the duties of: (1) accounting in a timely manner for all money and property related to, and received during, the term of this Agreement; and (2) treating as confidential information provided by OWNER during the term of this Agreement that may reasonably be expected to have a negative impact on OWNER’S real estate activity unless: (i) OWNER grants written content; (ii) disclosure of the information is required by law; (iii) the information is made public or becomes public by the words or conduct of OWNER or from a source other than the BROKER; and (iv) disclosure is necessary to defend the BROKER or an affiliated licensee against an action of wrongful conduct in an administrative or judicial proceeding or a professional committee.

5.	ADVERTISING. [Intentionally omitted]

6.   OTHER BROKERS. BROKER may make offers of subagency, cooperation, and/or compensation to other brokers so that the Property will receive maximum exposure. OWNER authorizes BROKER to cooperate and share its commission with other brokers, including brokers representing the tenant, sub-agents, and transaction brokers. OWNER understands and acknowledges that the broker, if any, representing the tenant may represent solely the interest of such tenant, even if compensated by BROKER. BROKER is authorized to show the Property to prospective tenants whom BROKER represents and to arrange showings of the Property to prospective tenants represented by their own brokers or agents. Compensation to any cooperating broker shall be due and payable only upon receipt of the commission fee by BROKER.

7.   FEES TO BROKER. (a) When and if BROKER produces a prospect ready, willing and able to lease the Property at the sale price and on the terms above or later agreed upon between OWNER and Tenant on such terms, OWNER agrees to pay BROKER a commission fee of (*see following page) of the lease price. Such commission shall be due and payable at the later of the Lease Commencement Date or Tenant move in. The parties recognize that BROKER is not authorized to bind OWNER to execute a lease agreement unless so empowered by OWNER in writing. In the event a deposit s made and is then forfeited, on-held of the deposit shall be paid to or retained by (as the case may be) BROKER, but said payment shall not be in excess of the fee to which BROKER otherwise would have been entitled to receive. OWENR’S obligation to pay the above-described commission shall survive the expiration of this Agreement.

(b)  OWNER further agrees to pay BROKER the above-described commission if the Property is leased by OWNER or any other party during the term of this Agreement, or if the Property is leased within sixty (60) days after the expiration of this Agreement to any party to whom the Property was submitted and whose name was disclosed to OWNER by BROKER, in writing, by certified or regular mail during the term of this Agreement or within 10 days after the expiration of this Agreement. In the event the Property is sold during the term of any lease for which commissions are payable hereunder, OWNER agrees that the terms of such sale shall include the assumption by the purchaser of OWNER’S obligation to pay commission hereunder.

8.   OWNER’S REPRESENTAIONS; INDEMINIFICATION. OWNER hereby states and affirms that to the best of OWNER’S actual knowledge, and except as otherwise specified below: OWNER has good an marketable title to the Property; there are no material physical, structural, or mechanical defects in the Property; there are no hazardous substances, pollutants, or contaminants on the Property, the presence or disposal of which is subject to federal, state, or local environmental regulation; there is no equipment, storage tank, container or structural element on the Property that contains or utilizes and has released or could release, any such hazardous substance, pollutant or contaminant into the environment or the interior of any building on the Property. OWNER agrees to defend, indemnify and hold harmless BROKER and its agents, subagents, licensees, employees and contractors from any and all claims, demands, suits, damages, losses or expense (including attorney’s fees and related expenses) arising out of any misrepresentation, non-disclosure or concealment by OWNER in connection with the lease of the Property.

9.   GOVERNING LAW; ATTORNEY’S FEES. This Agreement shall be governed and interpreted by the laws of the State of Missouri. In the event of litigation concerning the rights of OWENR or BROKER pursuant to this Agreement, the parties agree that the non-prevailing party shall be obligated to pay all such reasonable attorney’s fees and court costs incurred by the prevailing party in such litigation.

10.  ENTIRE AGREEMENT; NON-ASSIGNMENT. This Agreement constitutes the entire agreement between the parties and any prior agreements pertaining thereto, whether oral or written, have been merged and integrated into this Agreement. There shall be no modification of any of the terms of this Agreement unless such modification has been agreed to in writing and signed and/or initialed by all parties to this Agreement and dated. Neither OWNER nor BROKER may assign this Agreement; provided, however, BROKER shall have the right to assign this Agreement to another broker upon receipt of the express written consent of all parties to this Agreement.

OWNER ACKNOWLEDGES RECEIPT OF A COPY OF THIS AGREMENT SIGNED BY THE BROKER OR HIS/HER AGENT.

CAREFULLY READ THE TERMS OF THIS CONTRACT AND THE ADDENDUMS HEREOF BEFORE SIGNING, WHEN SIGNED BY AL PARTIES, THIS IS A LEGALLY BINDING CONTRACT. IF NOT UNDERSTOOD, CONSULT AN ATTORNEY BEFORE SIGNING.

This Agreement is made and executed this 24th day of March, 2006

Winbury Realty of Kansas City, Inc.	Secured Investment Resources Fund, L.P. II, a Delaware limited partnership

/S/ Anita Bates 2/26/07	By:	Millenium Management, LLC,
AGENT Anita Bates Date		a California limited liability company
its general partner
/S/ WINBURY	By:	/S/ W. ROBERT KOHORST
BROKER Date 4520 Main Street, Suite 1000 Kansas City, MO 64111 816.531.5303		W. Robert Kohorst President 199 S. Los Robles Ave., #200 Pasadena, CA 91101 626.585.5920
ADDRESS Phone		ADDRESS Phone

Approved by Legal Counsel for use in Missouri

*Fee Structure (per Section 7)

New:	Years 1 – 5:	Six percent (6%) of gross rent for the primary term.
	Years 6 -10:	Three percent (3%) of gross rent for the primary term, not to exceed ten (10) years.

Renewal:	Years 1 – 5:	With Tenant’s broker’s cooperation: Three percent (3%) of gross rent for the primary term. Without Tenant’s broker: Two percent (2%) of gross rent for the primary term.
Years 6 – 10:

With Tenant’s broker’s cooperation: One and a half percent (1½%) of gross rent for the primary term, not to exceed ten (10) years.

Without Tenant’s Broker: One percent (1%) of gross rent for the primary term, not to exceed ten (10)

.	No fee.

AGENCY DISCLOSURE ADDENDUM (MISSOURI)

This Addendum is an integral part of the Agreement between OWENR/BUYER/TENANT and BROKER dated __________. By signing below, OWNER/BUYER/TENANT acknowledges receipt of this Addendum and acknowledges this Addendum is part of the attached Agreement. BROKER is duly licensed under the laws of the state of MISSOURI as a Real Estate Broker. OWNER/BUYER/TENANT acknowledges receiving the required Missouri Broker Disclosure Form regarding the disclosure of alternative agency relationships.

1.   A “dual agent” is a limited agent who, with the written consent of all parties, has entered into an agency brokerage relationship, and not a transaction brokerage relationship, with and therefore represents both the seller and buyer or both the landlord and tenant. A “dual agency” is a form of agency which results when an agent licensee or someone affiliated with the agent licensee represents another party to the same transaction. A licensee may act as a dual agent only with the written consent of all parties to the transaction. A dual agent shall be a limited agent for both seller and buyer or the landlord and tenant and shall have the duties and obligations required b y R.S.Mo §§ 339.730 and 339.740 unless otherwise provided for in § 339.750 R.S.Mo.

2.   Except as provided in this paragraph 2, a dual agent may disclose any information to one client that the licensee gains from the other client if the information is material to the transaction unless it is confidential information as defined in R.S.Mo. § 339.710. the following information shall not be disclosed by a dual agent without the consent of the client to whom the information pertains: (1) That a buyer or tenant is willing to pay more than the purchase price or lease rate offered for the property; (2) that a seller or landlord is willing to accept less than the asking price or lease rate for the property; (3) What the motivating factors are for any client buying, selling, or leasing the property; (4) That a client will agree to financing terms other than those offered, and (5) The terms of any prior offers or counter offers made by any party. A dual agent shall not disclose to one client any confidential information about the other client unless the disclosure is required by statute, rule, or regulation or failure to disclose the information would constitute a misrepresentation or unless disclosure is necessary to defend the affiliated licensee against an action of wrongful conduct in an administrative or judicial proceeding or before a professional committee. No cause of action for any person shall arise against a dual agent for making any required or permitted disclosure. A dual agent does not terminate the dual agency relationship by making any required or permitted disclosure.

3.   In a dual agency relationship there shall be no imputation of knowledge or information between the client and the dual agent or among persons within an entity engaged as dual agent.

TRANSACTION BROKER

A “Transaction Broker” is any licensee acting pursuant to R.S.Mo. §§ 339.710 to 339.860, who (a) Assists the parties to a transaction without an agency or fiduciary relationship to either party and is, therefore, neutral, serving neither as an advocate or advisor for either party to the transaction; (b) Assists one or more parties to a transaction and who has not entered into a specific written agency agreement to represent one or more of the parties; (c) Assists another party to the same transaction either solely or through licensee affiliates. Such license shall be deemed to be a transaction broker and not a dual agent, provided that, notice of assumption of transaction broker status is provided to the buyer and seller immediately upon such default to transaction broker status, to be confirmed in writing prior to execution of the contract. A transaction broker may cooperate with other brokers and such cooperation shall not establish an agency or subagency relationship.

1.   A transactional broker shall have the following duties and obligations: (a) to perform the terms of any written or oral agreement made with any party to the transaction; (b) To exercise reasonable skill, care and diligence as a transaction broker, including but limited to: (i) presenting all written offers and counteroffers in a timely manner regardless of whether the property subject to a contract for sale or lease or letter of intent unless otherwise provided in the agreement entered with the party; (ii) informing the parties regarding the transaction and suggesting that such parties obtain expert advice as to material matters about which the transaction broker knows but the specifics of which are beyond the expertise of such broker; (iii) accounting in a timely manner for all money and property received; (iv) disclosing to each party to the transaction any adverse material facts of which the licensee has actual notice or knowledge; (v) assisting the parties in complying with the terms and conditions of any contract; (c) To comply with all applicable requirements of R.S.Mo. §§ 339.710 and 339.860, subsection 2 of R.S.Mo. §§ 339.010 and all rules and regulations promulgated pursuant to such sections; and (d) To comply with any applicable federal, state and local laws, rules, regulations and ordinances, including fair housing and civil rights statutes and regulations. The parties to a transaction brokerage transaction shall not be liable for acts of the transaction broker.

2.   The following information shall not be disclosed by a transaction broker without the informed consent of the party or parties disclosing such information to the broker: (a) That a buyer or tenant is willing to pay more than the purchase price or lease rate offered for the property; (b) That a seller or landlord is willing to accept less than the asking price or lease rate for the property; (c) What the motivating factors are for any party buying, selling or leasing the property; (d) that a seller or buyer will agree to financing terms other than those offered; (c) any confidential information about the other party, unless disclosure of such information is required by law; statutes, rules or regulations or failure to disclose such information would constitute fraud or dishonest dealing.

3. A transaction broker has no duty to conduct an independent inspection of, or discover any defects in, the property. A transaction broker has no duty to conduct an independent investigation of the buyers’ financial condition.

4.    A transaction broker may do the following without breaching any obligation or responsibility: (a) show alternative properties not owned by the seller or landlord to a prospective buyer or tenant; (b) List competing properties for sale or lease; (c) show properties in which the buyer or tenant is interested to other prospective buyers or tenants; (d) serve a s a single agent, subagent or designated agent or broker, limited agent, disclosed dual agent for the same or for different parties in other real estate transactions.

5.   A transaction broker may cooperate with other brokers and such cooperation does not establish an agency or subagency relationship.

6.   In a transaction broker relationship each party and the transaction broker, including all persons within an entity engaged as the transaction broker if the transaction broker is an entity, are considered to possess only actual knowledge and information. There is no imputation of knowledge or information by operation of law between any party and the transaction broker or between any party and any person within an entity engaged as the transaction broker if the transaction broker is an entity.

7.   Nothing in § 339.755 R.S.Mo, prohibits a transaction broker for acting as a single limited agent, dual agent, or subagent whether on behalf of a buyer or seller, as long as the requirements governing disclosure of such fact are met. Nothing in § 339.755 R.S.Mo. alters or eliminates the responsibility of a broker as set forth in such statues for the conduct and actions of a licensee operating under the broker’s license.

8.   If any licensee who represents another party to the same transaction either solely or through affiliate licenses refuses transaction broker statutes and wants to continue an agency relationship with both parties to the transaction, such licensee shall have the right to become a designated agent or a dual agent as provided for in §§ 339.730 to 339.860 R.S.Mo.

9.   In any transaction a licensee may without liability withdraw from representing a client who has not consented to a conversion to transaction brokerage. Such withdrawal shall not prejudice the ability of the licensee or affiliated licensee to continue to represent the other client in the transaction or limit the licensee form representing the client who refused the transaction brokerage representation in another transaction not involving transaction brokerage.

DESIGNATED AGENCY

A designated broker entering into a limited agency agreement or written transaction brokerage agreement with a client or party for the listing or property or for the purpose of representing or assisting that person in the buying, selling, exchanging, renting, or leasing or real estate may appoint n writing affiliated licensees as designated agents or designated transaction brokers to the exclusion of all other affiliated licensees. If a designated broker has made an appointment pursuant to this section, an affiliated licensee assisting a party without a written agreement shall be presumed to be a transaction broker to the exclusion of all other affiliated licensees, unless a different brokerage relationship status has been disclosed to or established with that party. A designated broker shall both be considered to be a dual agent or transaction broker solely because such broker makes an appointment of a designated agent, except that any licensee who is not a transaction broker and who personally represents both the seller and buyer or both the landlord and tenant in a particular transaction shall be a dual agent or transaction broker and shall be required to comply with the provisions governing dual agents or transaction brokers. All designated agents or transaction brokers to the extent allow allowed by their licenses shall have the same duties and responsibilities to the client and customer pursuant to in §§ 339.730 to 339.755 R.S.Mo. as the designated broker except as provided above.

Winbury Realty of Kansas City, Inc.	Secured Investment Resources Fund, L.P. II, a Delaware limited partnership
/S/ Anita Bates 2/26/06	By:	Millenium Management, LLC,
Scott Jerwick Date		a California limited liability company
its general partner
/s/	By:	/S/ John Anderson 3/23/06
BROKER Date 4520 Main Street, Suite 1000 Kansas City, MO 64111 816.531.5303		John D. Anderson Authorized Representative 199 S. Los Robles Ave., #200 Pasadena, CA 91101 626.585.5920
ADDRESS Phone		ADDRESS Phone
BROKER Date Approved by Legal Counsel for use in Missouri.